UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 9, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

November 9, 2023

To Whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Announcement Regarding Strengthening of Strategic Capital and Business Alliance

between Mizuho Securities and Rakuten Securities Holdings

Mizuho Financial Group, Inc. (Headquarters: Chiyoda-ku, Tokyo; President & Group CEO: Masahiro Kihara; hereinafter “Mizuho Financial Group”) announces that Mizuho Securities Co., Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Yoshiro Hamamoto, hereinafter “Mizuho Securities”), a consolidated subsidiary of Mizuho Financial Group and Rakuten Securities Holdings, Inc. (Head Office: Minato-ku, Tokyo, President: Yuji Kusunoki, hereinafter “Rakuten Securities Holdings”), a consolidated subsidiary of Rakuten Group, Inc. (Head Office: Setagaya-ku, Tokyo, Chairman and CEO: Hiroshi Mikitani, hereinafter “Rakuten Group”), have today agreed to further strengthen the strategic capital and business alliance between the two companies (hereinafter the “Alliance”) originally announced on October 7, 2022.

By strengthening the Alliance, we will promote initiatives, including collaboration between both groups, aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management.

In order to strengthen this partnership, Mizuho Securities and Rakuten Securities Holdings entered into a share transfer agreement on November 9, 2023 for the 29.01% of the common stock in Rakuten Securities, Inc. (Headquarters: Minato-ku, Tokyo, President and CEO: Yuji Kusunoki, hereinafter “Rakuten Securities”) held by Rakuten Securities Holdings. Subject to the approval of the relevant authorities, Mizuho Securities and Rakuten Securities Holdings have agreed to make an additional transfer (hereinafter the “Share Transfer”) to Mizuho Securities, and to amend the shareholders’ agreement concluded on October 7, 2022 (together with the share transfer agreement, hereinafter the “Agreements”).

After the Share Transfer to Mizuho Securities, Rakuten Securities Holdings will hold a 51% stake in Rakuten Securities. After the Alliance, Rakuten Securities will continue to be a consolidated subsidiary of the Rakuten Group and Rakuten Securities Holdings, and its business centered on the Rakuten Ecosystem will remain unchanged, whilst Rakuten Group continues to strengthen their services.

1. Background and significance of this partnership

Mizuho Securities and Rakuten Securities Holdings are working together to address the issue of “from savings to investments”, which is facing society as a whole, as announced on October 7, 2022 in the “Announcement Regarding Conclusion of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings”. With the aim of accelerating this trend and contributing to increasing the affluence of Japanese households, Mizuho Securities and Rakuten Securities have brought together their respective strengths to create new services that collaborate the services of each company, in order to jointly realize an integrated asset management consulting service that meets the needs of customers. After agreement of this original partnership, 19.99% of Rakuten Securities’ common stock was transferred to Mizuho Securities, and Rakuten Securities became an equity method affiliate of Mizuho Securities.

As a result, on August 30, 2023, we announced “Mizuho Bank and Rakuten Securities Announced the Launch of a Financial Products Intermediary Business”, and started to provide Rakuten Securities’ financial products and services through Mizuho Bank’s website. On October 5, the “Basic Agreement Regarding Joint Business between Mizuho Securities and Rakuten Securities’’ was announced in order to conduct face-to-face meetings to address the concerns of individual customers who use online services, towards helping them realize a prosperous retirement. We have established a preparatory company to provide one-stop highly specialized solutions such as asset management and asset succession, with a focus on face-to-face consulting. In addition, the collaboration between Mizuho Securities and Rakuten Securities will be strengthened in the areas of stocks and bonds that Mizuho Securities underwrites and originates, providing investment information and financial education activities through asset formation seminars and videos, and providing Rakuten Securities’ IR services for individual investors to corporate customers of Mizuho Securities and Mizuho Trust Bank. We aim to achieve synergistic effects that expand new options for asset building and asset management for customers of both groups.

Under these circumstances, as social interest in asset building and asset management increases more than ever, with the “new NISA system” scheduled to start from January 2024, retail financial services for individual customers will be expanded. In addition to providing financial transactions that go beyond the boundaries between online and offline scenarios, we will strengthen our efforts to provide excellent UI/UX and high value-added services. We believe that this will contribute to strengthening the provision of added value to our customers, and after multiple discussions, we have reached the Agreements.

In this strengthened partnership, Rakuten Securities, Mizuho Securities, and Mizuho Bank will work together to create an unprecedented new asset building and asset management service from the customer’s perspective that leverage both online and offline services. We will work together with each group company to realize a retail business model that utilizes Fintech to connect services. In addition, we will work to expand our customer base by building a collaborative platform that aims to create an environment for the mutual and smooth use of online and offline services that meet customer needs.

Specifically, in various initiatives including promoting the opening of new NISA accounts, Rakuten Securities, which already has the top share in the number of NISA accounts in Japan, and Mizuho Group, which has strong face-to-face consulting capabilities, will continue to collaborate to carry out optimal marketing. Furthermore, from the perspective of pursuing high convenience for all customers, Mizuho Bank’s payment functions will be strengthened, including a service that allows seamless online payments with Rakuten Securities, and we will be able to mutually use each other’s services. In addition to pursuing various collaborative possibilities to improve convenience, we will also consider developing intergenerational asset transfer services, such as at the time of inheritance.

Through these initiatives, we will proactively take on challenges in asset building and asset management that have not been possible in the past, and work together to create asset building and asset management services that go beyond the boundaries between online and offline services, strengthening our ability to provide added value to our customers.

In addition, we note that Rakuten Securities Holdings submitted an application for listing its shares on the Tokyo Stock Exchange, as stated in its press release entitled “Announcement Regarding the Application for Listing of Shares of Rakuten Securities Holdings, Inc. on the Tokyo Stock Exchange” on July 4, 2023. However, as of today, the Rakuten Securities Holdings board of directors has resolved to temporarily withdraw the listing application.

We also note that Rakuten Securities Holdings will continue to maintain its policy to list, and plans to apply for listing again to the Tokyo Stock Exchange at the appropriate time. By deepening the business alliance between Mizuho Financial Group companies and Rakuten Securities Holdings and Rakuten Securities, we aim to further increase the corporate value of Rakuten Securities Holdings.

2. Overview of Mizuho Securities (As of September 30, 2023)

(1)	Name	Mizuho Securities Co., Ltd.

(2)	Location	1-5-1 Otemachi, Chiyoda-ku, Tokyo

(3)	Title and name of representative	Yoshiro Hamamoto, President & CEO

(4)	Description of business	Financial instruments business

(5)	Share Capital	125,167 million yen

3. Overview of partner in this partnership (As of September 30, 2023)

(1)	Name	Rakuten Securities Holdings, Inc

(2)	Location	2-6-21 Minami Aoyama, Minato-ku, Tokyo

(3)	Title and name of representative	Yuji Kusunoki, President

(4)	Description of business	Business management of group subsidiaries and related operations

(5)	Share capital	10,350 million yen (As of Nov 9, 2023)

(6)	Date of establishment	October 3, 2022

(7)	Major shareholders and ownership ratios	Rakuten Group, Inc. 100%

(8)	Relationship between Mizuho Securities and Rakuten Securities Holdings	Capital relationship	None. In addition, as of today, Mizuho Securities holds 19.99% of Rakuten Securities shares.
		Personnel relationship	None. In addition, Mizuho Securities has dispatched one director (part-time) to Rakuten Securities.
		Business relationship	None. In addition, Mizuho Securities commissions distribution of fixed income products etc. to Rakuten Securities
		Related party relationship	None. In addition, Rakuten Securities is an equity method affiliate of Mizuho Financial Group

4. Status of owned shares before and after transfer

Currently Mizuho Securities holds 19.99% shares of Rakuten Securities. Under the Agreements, Rakuten Securities Holdings will transfer 29.0007% of Rakuten Securities’ common stock to Mizuho Securities additionally.

5. Schedule

(1) Date of signing of the Agreements	November 9, 2023

(2) Date of execution of share transfer (planned)	December 15, 2023, subject to approval from relevant authorities

End